April 13, 2018

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

On March 6, 2018, Second Nature Series Trust (the “Registrant”) filed a response letter to the comments given by you by phone on February 14, 2018 in connection with Pre-Effective Amendment No. 1 to its registration statement (the “Registration Statement”) on Form N-1A/A.  The Registration Statement was filed for the primary purpose of registering shares of the Childhood Essentials Growth Fund, which the Registrant has renamed the Second Nature Thematic Growth Fund (the “Fund”).

On March 27, 2017, a phone conference was held among us, JoAnn M. Strasser of Thompson Hine LLP (“Thompson Hine”) and Michael Shaffer, Branch Chief of the Division of Investment Management, to discuss, among other things, the name of the Fund.  On April 5, 2018, you provided additional comments to me by phone.  Those comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to these comments, except as indicated below.

General Comment

1.

Comment:  During the phone conference on March 27, 2017, it was proposed that the name of the Fund be changed to “Second Nature Growth Fund.”  The SEC has no objection to use of that name.  If the Registrant has chosen another name for the Fund, please advise.

Response: As noted above, the Registrant has changed the name of the Fund to “Second Nature Thematic Growth Fund.”

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217js

Ms. Kimberly Browning

2.

Comment:  Please confirm that all principal risks and strategies summarized in the Registrant’s Item 4 disclosures are disclosed in its Item 9 disclosures.  Conversely, please confirm that the Registrant’s Item 9 disclosures are summarized in its Item 4 disclosures.

Response:  The Registrant so confirms.

Prospectus

Principal Investment Strategies (page 2)

3.

Comment:  In the “Principal Investment Strategies” paragraph on page 2, please specify the equities the Fund will invest in and add the appropriate disclosures.  If the Fund will only invest in domestic common stocks, then delete the word “primarily” in the first sentence.

Response:  The Registrant has amended the first sentence of second paragraph of page 2 as follows:

The Fund seeks to achieve its investment objective by investing ~~primarily~~ in domestic common stocks of any market capitalization of growth companies that benefit from consumers’ expenditures for products and services to protect, feed, transport, clothe, educate and provide for the physical, mental and emotional health of their children ~~from birth to age 18 (“Childhood Expenditures”)~~

4.

Comment:  In the penultimate sentence of the second paragraph on page 2, please clarify the sub-adviser’s “sell policy.”  Will they sell securities in every business cycle?

Response:  The Registrant has amended the penultimate sentence of the second paragraph to state as follows:

The sub-adviser sells securities in each business cycle when they fall below the 25th percentile of the sub-adviser’s ranking system ~~or no longer benefit from Childhood Expenditures~~.

Principal Investment Risks (pages 2-4)

5.

Comment:  Please use plain English when describing the Fund’s Principal Investment Risks.  For example, in the various sector risks, what does the Registrant mean by “the Fund’s investments are exposed to . . .”?  What does “operating in” mean?  In the

Ms. Kimberly Browning

disclosure of Financial Sector Risk, to the extent that it is still applicable, what does “specialized finance” mean?

Response:   The Registrant has amended its disclosures on pages 3-4 to state as follows:

Financial Sector Risk:  The Fund~~’s investments are exposed to issuers~~ invests in companies involved in banking, thrifts and mortgage finance, financing for businesses focused on the production of a limited scope of products or services to gain greater economic advantage or efficiency over competitors, ~~specialized finance,~~ consumer finance and insurance.  The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.  Companies within the Financial Sector are subject to extensive government regulation, which may limit the financial commitments they can make the interest rates and fees they can charge.  Profitability can fluctuate when interest rates change or due to increased competition.

For-Profit Education ~~Sector~~  Company Risk:  The Fund~~’s investments are exposed to~~ invests in ~~companies operating in~~ higher education and education technology companies.   Companies within this sector are subject to significant government influence and can be impacted by changes in legislation and political sentiment.  Additionally, changes in demographics and consumer preferences could have negative impacts on the growth and profitability of the companies in this sector.

Real Estate Sector Risk:  The Fund~~’s investments are exposed to securities of~~ invests in ~~companies operating in~~ residential real estate development and operation companies.  The Fund~~’s investments are exposed to~~ invests in ~~companies operating in securities of~~ companies offering real estate related services and real estate investment trusts (“REITs”).  The performance of these companies have historically been cyclical and particularly sensitive to the overall economy and market changes, including declines in the value of real estate or, conversely, saturation of the real estate market, economic downturns and defaults by borrowers or tenants during such periods, increases in competition, possible lack of mortgage funds or other limits to accessing the credit or capital markets, and changes in interest rates.

Retail Sector:  The Fund~~’s investments are exposed to issuers~~ invests in companies in the retail sector.  The retailing industry is highly competitive and a company’s success can be tied to its ability to anticipate changing consumer tastes.

Ms. Kimberly Browning

Telecommunication Services Sector Risk:  The Fund~~’s investments are exposed to issuers that~~ invests in  companies that provide communications services primarily through a fixed-line, cellular or wireless, high bandwidth or fiber optic cable network.  The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.

6.

Comment:  Consider replacing “For Profit Education Sector” with “For Profit Education Companies.”

Response:  The Registrant refers to its response to Comment 5.

Additional Information

7.

Comment:  Please make sure the fee waiver disclosures on page 9 are consistent with the fee waiver disclosure from footnote 3 to the Fee Table.

Response:  The Registrant has amended the second sentence of the third full paragraph on page 9 as follows:

These fee waiver~~s~~ and expense reimbursements are subject to possible recoupment from the Fund within ~~the~~ three years ~~after which the fees have been waived or reimbursed~~ from the date the adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of the recoupment, after the recoupment is taken into account ~~and any then-current expense limit~~.

8.

Comment:  Please clarify that the sub-adviser’s fee is paid by the adviser from the assets of the Fund in the disclosures on page 9.

Response:  The Registrant respectfully declines to revise its disclosure.  The Prospectus clearly and accurately states that the adviser pays the sub-adviser’s fee.

9.

Comment:  Please clarify whether the Fund’s portfolio managers jointly and primarily manage the Fund on a day-to-day basis.

Response:  The Registrant has revised the first sentence of the penultimate paragraph on page 9 to state as follows:

Ms. Kimberly Browning

The Fund is jointly and primarily managed on a day-to-day basis by Kevin Bush and Bhavana Khanna, Ph.D.

Statement of Additional Information

10.

Comment:  Make the last sentence of the first paragraph under the heading “Types of Investments” consistent with the Registrant’s Item 9 disclosures.

Response:  The Registrant has revised the last sentence of the third full paragraph on page 9 as follows:

The Fund’s investment objective is not fundamental and may be changed without the approval of a majority of the outstanding voting securities of the Trust by the Board of Trustees upon 60 days’ written notice to shareholders.

11.

Comment:  Please enhance the disclosure on page 19 under the heading “Regulation as a Commodity Pool Operator” to specify which exemption the Registrant is claiming and the attenuate risks to such exemption.

Response:  The Registrant has amended its disclosure on page 19 to state as follows:

The adviser with respect to the Fund, has filed with the National Futures Association, a notice claiming an exclusion from the definition of the term “commodity pool operator” pursuant to Rule 4.5 under the Commodity Exchange Act, as amended (“CEA”), and the rules of the Commodity Futures Trading Commission (“CFTC”) promulgated thereunder, with respect to the Fund’s operation. Accordingly, neither the adviser, nor the Fund is subject to registration or regulation as a commodity pool operator.  To remain eligible for the exclusion, the Fund will be limited in its ability to use certain financial instruments regulated under the CEA, including futures and options on futures and certain swaps transactions.  In the event that a Fund’s investments in commodity interests are not within the thresholds set forth in the exclusion, the adviser may be required to register as a “commodity pool operator” and/or “commodity trading advisor” with the CFTC with respect to the Fund. The adviser’s eligibility to claim the exclusion with respect to the Fund will be based upon the level and scope of the Fund’s investment in commodity interests, the purposes of such investments and the manner in which the Fund holds out its use of commodity interests. The Fund’s ability to invest in commodity interests (including, but not limited to, futures and swaps on broad-based securities indexes and interest rates) is limited by the adviser’s intention to operate the Fund in a manner that would permit the adviser to continue to claim the exclusion under Rule 4.5, which may adversely affect the Fund’s total return. In the event the adviser becomes

Ms. Kimberly Browning

unable to rely on the exclusion in Rule 4.5 and is required to register with the CFTC as a commodity pool operator with respect to the Fund, the Fund’s expenses may increase, adversely affecting the Fund’s total return.

12.

Comment:  In the second paragraph under the heading “Investment Sub-Adviser and Sub-Advisory Agreement” on pages 33-34, please confirm that the sub-adviser’s fee waiver is not subject to recoupment.  Also, please make sure the disclosure that “the Sub-Adviser has agreed to waive all fees until the Adviser operates at net profit” accurately reflects the terms of the sub-advisory agreement.

Response: The Registrant has amended the last two sentences of the first full paragraph on page 34 to state as follows:

The Sub-Adviser has agreed to waive all fees until the Adviser receives at least a portion of its advisor fee of 0.99% after the effect of fee waivers and reimbursements from the Adviser to the Fund.   ~~the Adviser operates at a net profit~~ .  At that time, the Adviser will pay the Sub-Adviser an annual fee of 0.50% on the first $100,000,000 of the Fund’s ~~average daily net assets~~ assets under management, 0.40% on the Fund’s ~~average daily net assets~~ assets under management between $100,000,000.01-$~~2~~150,000,000, and 0.30% on the Fund’s ~~average daily net assets~~ assets under management over $~~2~~150,000,000.  The Sub-Adviser’s fee waiver is not subject to recoupment.”

13.

Comment:  In the last paragraph under the heading “Allocation of Portfolio Brokerage” on pages 38-39, please specify the ad hoc basis on which the adviser or sub-adviser selects brokers or dealers who provide additional services.

Response:  The Registrant has amended its disclosure in second sentence of first full paragraph on page 39 as follows.

In allocating portfolio brokerage, the Adviser or the Sub-Adviser ~~may~~ is permitted to select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser or the Sub-Adviser exercises investment discretion, provided such broker or dealer is providing best execution to the Fund.

Please contact JoAnn M. Strasser at (614) 469-3265 or me at (614) 469-3217 if you have any questions or further comments.

Ms. Kimberly Browning

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc:  JoAnn M. Strasser, Esq.